Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BLOCK LISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically and provided to an ris.
Date: September 26, 2011

Name of applicant:	RANDGOLD RESOURCES LIMITED

Name of scheme:	Randgold Resources Share Option Scheme and Randgold Resources Restricted Share Scheme

Period of return: From:	November 2010 To: May 2011

Balance of unallotted securities under scheme(s) from previous return:	70,199 (seventy thousand one hundred and ninety nine)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	1,000,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	106,000 (one hundred and six thousand)

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	964,199 (Nine hundred and sixty four thousand one hundred and ninety nine)

Name of contact:	D J HADDON

Telephone number of contact:	00 27 11 481 7214